Exhibit 99.1

Pasqal Reports First Half 2026 Financial Results

Strong Operational Execution and Progress Across Customer Deployments, Commercial Partnerships and Product Development

Revenue Increased 14% Year-Over-Year, Including 34% Growth in QPU-Related Services Revenue

PARIS and NEW YORK, September 24, 2026 — Pasqal Holding SA (Nasdaq: PSQL), a global leader in neutral-atom quantum computing, today announced its financial results for the first half of 2026, covering the six months ended June 30, 2026.

First Half 2026 Financial Highlights

●	Revenue of €4.9 million, an increase of 14% year-over-year.

●	QPU-related services revenue of €3.9 million, an increase of 34% year-over-year.

●	Booked and awarded business[1] of €70.4 million as of June 30, 2026.

●	Operating loss of €59.2 million, which included €37.5 million in share based payments and one-time charges, as compared with €19.8 million in the first half of 2025, which included €1.0 million in share based payments.

●	Shared based payment charges amounted to €27.3 million in the first half of 2026, compared to €1.0 million in the first half of 2025. One-time transaction-related expenses incurred in connection with the completion of the business combination and the related listing process amounted to €10.2 million in the first half of 2026.

●	Cash and cash equivalents of €110.8 million as of June 30, 2026. Strong balance sheet to fund growth with cash and cash equivalents of approximately €312.9 million as of August 27, 2026, following the successful business combination with Bleichroeder Acquisition Corp. II and related financing transactions as described below.

(1)	Booked and awarded business include grants, tax credit and multi-year customer contracts.

“During the first half of 2026, we continued to deepen our engagement with our customers of choice across financial services, energy and advanced materials to solve high-value business problems and integrate quantum computing into real-world workflows. As demonstrated by our expanding relationships with organizations including NVIDIA, Google, Saudi Aramco and Crédit Agricole, the ability to deliver quantum advantage on meaningful applications today is driving commercial momentum, strengthening our backlog and validating quantum computing as a practical tool for creating measurable value for enterprise customers,” said Dr. Wasiq Bokhari, Chief Executive Officer of Pasqal.

“At the same time, we continue to execute against our roadmap. Recent milestones, including the demonstration of more than 1,000 physical qubits, industry-leading progress in logical qubits, and the successful application of our systems to solve complex differential equations and simulate materials beyond the practical reach of classical computing, reinforce our confidence in the strength and differentiation of Pasqal’s neutral-atom approach and position the Company to capitalize on the growing demand for practical quantum computing solutions,” continued Dr. Bokhari.

“Importantly, Pasqal’s capital-efficient business model enables us to pursue these technology and commercial objectives without the significant infrastructure investments required by many alternative quantum architectures. By leveraging a highly scalable neutral-atom platform that can be deployed in conventional data center environments, we are able to bring quantum solutions to customers more quickly, lower total cost of ownership, and accelerate the transition from research programs to production applications. This capital efficiency benefits both Pasqal and our customers, allowing us to focus resources on delivering practical solutions to real-world business challenges today while advancing toward fault-tolerant quantum computing.”

“As we enter the second half of the year as a publicly traded company, we believe Pasqal is uniquely positioned at the intersection of scientific innovation and commercial adoption. With a growing portfolio of customer engagements, a differentiated technology platform, a disciplined approach to capital allocation, and a strong balance sheet to support future growth, we remain focused on delivering practical quantum solutions that create value today while building the foundation for the next generation of quantum computing.”

First Half 2026 Business and Technological Highlights

●	Introduced New Integration with NVIDIA CUDA-Q: Integrated NVIDIA CUDA-Q with Pasqal’s platform to advance hybrid quantum-classical computing and simplify deployment of quantum workloads within existing HPC infrastructure.

●	Experimental Validation of Quantum Simulation: Pasqal and its academic partners used up to 256 atoms on Pasqal’s Orion Beta QPUs to simulate the magnetic material TmMgGaO₄ and compared the results against laboratory measurements on crystals of that material. The work was among the studies cited by Nature on March 30, 2026, in its coverage of quantum simulations being verified against experimental data for the first time.

●	Scaling of the Qubit Register: Pasqal prepared defect-free registers of 1,024 atoms, doubling its previous result of 506 atoms, and extended atom lifetimes approximately 40-fold through a redesigned cryogenic platform.

●	Research Milestone in Logical Qubit Computing: Pasqal executed a full machine-learning application for solving differential equations using logical qubits, with the logical implementation outperforming its physical-qubit counterparts, in what the Company believes to be the first such comparison on a full application rather than on isolated sub-routines.

●	Selected as XPRIZE Quantum Applications Finalist: Pasqal is one of five teams advancing in the XPRIZE Quantum Applications competition, a three-year global initiative sponsored by Google Quantum AI and the Geneva Science and Diplomacy Anticipator (GESDA) to accelerate the development of quantum computing solutions for real-world challenges. Final results are expected to be announced in 2027.

●	Partnered with True Nexus to Apply Quantum Computing to Next-Generation Food Protein Design: The partnership aims to create advanced computational models for protein functionality, expanding Pasqal’s presence in industrial applications and demonstrating the potential of neutral-atom quantum systems in life sciences and sustainable food innovation.

●	Launched Saudi Arabia’s First Quantum Computer and the Middle East’s First Commercial Quantum Computing as a Service Platform: The deployment provides cloud-based access to a 200-qubit neutral-atom system and marks a significant milestone in the commercialization of quantum computing for industrial applications.

●	Advanced Strategic Partnership with Crédit Agricole CIB to Deploy Quantum Computing Applied to Finance: The strategic partnership is expected to accelerate the transition from quantum research to operational deployment in capital markets activities.

●	Deployed Italy’s First Neutral Atom Quantum Computer: Delivered a 140-qubit system designed for integration with the Leonardo supercomputer, expanding Pasqal’s installed base of production quantum systems across strategic research and commercial computing centers.

●	Strengthened Leadership Team: Appointed Stéphane Rougeot as Chief Financial Officer to lead Pasqal’s global finance organization.

Recent Developments

●	Memo of Understanding (“MOU”) with Eleven Ventures: Announced a MOU with Eleven Ventures, a Kingdom of Saudi Arabia investment platform and venture capital firm, to establish a joint venture to deploy and commercialize Pasqal’s quantum computing systems across the Kingdom of Saudi Arabia.

●	Collaboration with King Abdulaziz City for Science & Technology (“KACST”): Entered into research collaboration agreement with KACST to advance research and development in quantum technologies in the Kingdom of Saudi Arabia.

●	Advance Next-Generation Technologies for Critical Mineral Production: Partnered with USA Rare Earth and Riven Systems to advance next-generation technologies for critical mineral production.

●	Photon Integrated Circuit (“PIC”) Packaging Center of Competency: Launched, through its Canadian subsidiary Aeponyx Enterprises Inc. (“Aeponyx”), a Center of Competency in Photonic Integrated Circuit (“PIC”) Packaging at the C2MI in Bromont, Quebec, intended to establish a domestic Canadian supply chain supporting the photonic layer of Pasqal’s hardware roadmap.

●	PIC Trapped Atoms Further Enhancing Technological Roadmap: Pasqal trapped individual atoms using laser light generated by a PIC, holding four rubidium atoms in four optical traps from a single photonic chip with lifetimes of approximately 27.5 seconds, matching the Company’s bulk-optics systems. The platform was co-developed with Aeponyx, acquired less than 18 months earlier, and reduces the optical footprint by up to a factor of 50, addressing a principal constraint on manufacturing neutral-atom processors at industrial scale.

Earnings Conference Call

Pasqal will host a conference call to discuss the Company’s first half 2026 financial results on Thursday, September 24, 2026, at 8:00 a.m. Eastern Time. Those wishing to participate via telephone may dial 1-877-497-9071 (U.S. and Canada) or 1-201-689-8727 (international). A live audio webcast of the conference call can be accessed through Pasqal’s Investor Relations website at https://investors.pasqal.com, and a webcast replay will be accessible following the scheduled call.

About Pasqal

Pasqal (Nasdaq: PSQL) helps organizations tackle problems that are difficult or impossible to solve with conventional computing methods alone. Founded in 2019 on Nobel Prize–winning research, Pasqal builds and operates neutral-atom quantum computers, delivered with a full software stack, for industry, science, and governments. Pasqal’s production-ready systems are available both on-premises and through the cloud, enabling organizations to harness quantum computing without requiring in-house quantum expertise. A single hardware platform supports analog workloads today and is designed to evolve toward fault-tolerant quantum computing in the future.

Headquartered in France with operations globally, Pasqal’s quantum computing systems are used by customers across energy, financial services and advanced materials to address complex challenges. Pasqal’s customers include Saudi Aramco, Crédit Agricole CIB, LG Electronics and supported by partnerships with NVIDIA and IBM (Pasqal is part of the IBM Quantum Network).

Forward-Looking Statements

Certain statements herein may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or similar terminology or expressions that predict or indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding future events, including Pasqal’s expected use of cash available at closing of the business combination and Pasqal’s ability to accelerate global deployment of its quantum computing platform.

These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Pasqal. These statements are subject to known and unknown risks and uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; risks related to Pasqal’s indebtedness; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission. The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal does not know or currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal may elect to update these forward-looking statements in the future, Pasqal specifically disclaims any obligation to do so.

Contact:

Investors

investors@pasqal.com

Media

pr@pasqal.com

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

In € thousand	June 30, 2026	December 31, 2025

Goodwill	19,643	19,676
Other intangible assets	18,858	17,451
Property, plant and equipment, net	30,346	28,119
Right-of-use assets	8,346	8,978
Deposits	8,802	8,421
Government grant receivables	8,667	1,198
Total non-current assets	94,662	83,844

Inventories, net	11,796	11,309
Trade receivables	6,109	5,608
Government grant receivables	3,009	8,181
Tax receivables	5,315	3,111
Other current assets	3,110	2,010
Cash and cash equivalents	110,835	73,762
Total current assets	140,175	103,980

Total Assets	234,837	187,824

In € thousand	June 30, 2026	December 31, 2025

Share capital	868	715
Share premium	211,131	70,158
Accumulated deficit	(124,889)	(32,533)
Other reserves	95,196	49,601
Loss for the period	(53,236)	(92,355)
Total equity	129,070	(4,415)

Borrowings	7,796	7,640
Lease liabilities	9,359	9,627
Employee benefit liabilities	15,161	11,051
Deferred tax liabilities	379	366
Deferred income from government grants	10,023	9,484
Total non-current liabilities	42,719	38,168

Borrowings	2,854	105,164
Lease liabilities	520	524
Provisions	357	356
Trade and other payables	13,911	9,556
Contract liabilities	28,237	22,977
Deferred income from government grants	6,931	7,409
Other current liabilities	10,237	8,084
Total current liabilities	63,048	154,070

Total shareholder’s equity and liabilities	234,837	187,824

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

	Six-month period ended
In € thousand	June 30, 2026	June 30, 2025
Revenue	4,872	4,286
Government grant income	2,950	3,544
Other operating income	182	1,275
Purchases of material	(2,569)	(2,692)
Changes in inventory	1,372	1,825
Employee salaries and benefit expenses	(41,594)	(15,353)
Professional services and other services	(19,553)	(8,261)
Depreciation and amortization	(4,302)	(4,396)
Other operating expenses	(518)	-
Operating loss	(59,161)	(19,773)
Change in fair value of financial liabilities at FVTPL	7,048	(3,033)
Finance income	1,414	1,101
Interest expense	(1,996)	(1,838)
Other financial expense	(521)	(2,608)
Loss before tax	(53,216)	(26,150)
Income (expense) tax benefit	(20)	31
Loss for the period	(53,236)	(26,118)

Other comprehensive loss	June 30, 2026	June 30, 2025

Items that may be reclassified to profit or loss in subsequent periods	(311)	10
Foreign currency translation adjustments	(311)	10

Items that will not be reclassified to profit or loss / income in subsequent periods	(11)	14
Remeasurement of defined benefit plans	(14)	19
Income tax impact	4	(5)
Other comprehensive (loss) / income for the period, net of tax	(322)	24
Total comprehensive loss for the period	(53,558)	(26,094)

Loss per share
Basic losses per share	(6.6)	(3.8)
Diluted losses per share	(7.3)	(3.8)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six-month period ended
in € thousand	June 30, 2026	June 30, 2025

CASH FLOW USED IN OPERATING ACTIVITIES
Cash used in operations	(25,194)	(19,956)
Net cash flows used in operating activities	(25,194)	(19,956)

CASH FLOW USED IN INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(2,042)	(4,908)
Acquisition of intangible assets	(2,423)	(147)
Proceeds from sale of intangible asset	-	112
Receipt of government grants	375	1,359
Change in deposits	(380)	596
Purchases of subsidiary	(500)	(157)
Net cash flows used in investing activities	(4,970)	(3,145)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from borrowings	83	43,518
Repayment of borrowings and lease liabilities	(1,123)	(1,588)
Interest paid	(188)	(407)
Proceeds from capital increases	68,480	-
Net cash flows from financing activities	67,251	41,523

Net increase in cash and cash equivalents	37,087	18,422

Cash and cash equivalents at the beginning of the six-month period	73,762	7,163
Effects of exchange rate changes on cash and cash equivalents	(14)	(61)
Cash and cash equivalents at the end of the six-month period	110,835	25,524